As filed with the Securities and Exchange Commission on August 21, 1997
                                        Securities Act File No. 333-19479
                                Investment Company Act File No. 811-07203
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ________________

                                SCHEDULE 13E-4
                        ISSUER TENDER OFFER STATEMENT
                    (Pursuant to Section 13(e)(1) of the
                       Securities Exchange Act of 1934)

                               AMENDMENT NO. 1

                 MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.
                               (Name of Issuer)

                 MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.
                     (Name of Person(s) Filing Statement)

              Shares of Common Stock, Par Value $0.10 per share
                        (Title of Class of Securities)

                                 59020H 10 4
                    (CUSIP Number of Class of Securities)

                                Arthur Zeikel
                 Merrill Lynch Municipal Strategy Fund, Inc.
                            800 Scudders Mill Road
                        Plainsboro, New Jersey  08536
                                (609) 282-2800
         (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications on Behalf of Person(s)
                              Filing Statement)

                                  Copies to:


Thomas R. Smith, Jr., Esq.                   Patrick D. Sweeney, Esq.
Brown & Wood LLP                             Merrill Lynch Asset Management
One World Trade Center                       P.O. Box 9011
New York, New York  10048-0557               Princeton,       New      Jersey
08543-9011


                                July 22, 1997
                      (Date Tender Offer First Published
                      Sent or Given to Security Holders)

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     This Amendment No.  1 to the Issuer  Tender Offer Statement on  Schedule
13E-4 of Merrill Lynch Municipal Strategy Fund, Inc. (the "Fund") relating to an offer to purchase (the "Offer") 1,000,000 of the Fund's shares of common stock, par value $0.10 per share (the "Shares") and originally filed with the Securities and Exchange Commission on July 22, 1997 constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934 and General Instruction D of Schedule 13E-4.

     The Offer terminated at 12:00 midnight, New York time, on August 18, 1997 (the "Expiration Date"). Pursuant to the Offer, 138,216.809 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $10.74 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $1,484,448.53.





                                  SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                    MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.



August 21, 1997          By   /s/ Terry K. Glenn
                         ----------------------------------------
                         (Terry K. Glenn,
                                   Executive Vice President)